CAL-STAR INC.

November 27, 2002

02060241

PROCESSED

DEC 17 2002

THOMSON FINANCIAL

SUPPL

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-2406

Dear Sir/Madam:

Re: **Cal-Star Inc. (the *"Company"*)**
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

CAL-STAR INC.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher,
President/Director

/cg
Encl.

dlw 12/6

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

NEWS RELEASE

CAL-STAR INC.

(the "Company")
#507, 837 West Hastings Street
Vancouver, BC V6C 3N6
Tel: (604) 685-1017
Fax: (604) 685-5777

TSX Trading Symbol: CAI

November 27, 2002 – Further to the Company's News Releases of May 31, 2002 and July 23, 2002, the Company wishes to advise that, at the Annual General Meeting of Shareholders on August 22, 2002, the following resolutions were passed:

1. The following persons were elected as directors of the Company for the ensuing year:

    - Dr. Gerald D. Wright
    - Anton J. Drescher
    - Norman J. Bonin
    - Gary Drescher
    - Suchada Sanksuwan
    - David Pierce Long

2. Shareholders approved a resolution to:

    - approve the change of the Company's primary business focus to mining and mineral exploration, production and marketing;
    - authorize the Company to enter into one or more agreements in the next 12 months that will result in the acquisition of one or more mining properties, including the acquisition from Amanta Ltd. of a 100% working/beneficial interest in two Special Prospecting Licenses on the LANGU gold property located in the Satun Province, Southern Thailand, for $50,000.00 US together with a net smelter royalty of 2% should the LANGU property be taken to production. The Company will commit to fund and complete an agreed exploratory program over the next 12 months at a minimum cost of $100,000 US. (See July 23, 2002 News Release for more information with respect to the LANGU gold property)
    - approve the consideration to be paid for any such acquisition or acquisitions to be comprised of cash or common shares or any combination thereof as the Board of Directors of the Company shall approve; and
    - authorize any one director or officer of the Company to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.

The above-mentioned "Change of Business " is subject to regulatory acceptance. In addition, a corporate sponsor will be required to assist in completing the above-mentioned Change of Business, which represents part of the Company's reactivation plan.

3. Shareholders approved a resolution to change the name of the Company to *"Amanta Resources Ltd."* or such other name as may be acceptable to the directors of the Company and to the regulatory authorities having jurisdiction over it.

4. Shareholders approved a private placement of up to a total of 6,500,000 units in the capital stock of the Company as disclosed in the Information Circular dated July 19th, 2002 to various investors at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each one warrant entitles the holder thereof to purchase one additional common share at a price of $0.20 per share, exercisable for a period of two years from the date of payment for the units. The private placement proceeds received by the Company will be used for general working capital, settlement of outstanding debts, including payment of the outstanding debt of $127,286 owing to a director of the Company, and for the acquisition and exploration of mineral properties in Southeast Asia. This private placement is subject to regulatory acceptance.

5. Shareholders approved a resolution to authorize the Company to issue 1,272,860 common shares at a deemed price of $0.10 per share to Anton J. Drescher in settlement of outstanding debts owed to him in the amount of $127,286. This debt settlement will proceed if the Company fails to complete the financing as described in #4 and is subject to regulatory acceptance.

6. Shareholders approved the motion to appoint Amisano Hanson, Chartered Accountants, as the auditors of the Company until the next annual general meeting and to authorize the directors to fix the remuneration to be paid to the auditor of the Company.

Lastly, the Directors of the Company passed a resolution appointing Dr. Gerald D. Wright as President of the Company and Anton J. Drescher as Secretary/Treasurer.

Dated at Vancouver, British Columbia this 27th day of November, 2002.

CAL-STAR INC.

Per: *"Anton J. Drescher"*

Anton J. Drescher
Director

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.